LETTER OF INTENT


Cardservice International, Inc. (CSI) and U.S. Wireless Data, Inc. (USWD) intend to form a non-exclusive strategic partnership for the purpose of jointly exploiting payment system opportunities using wireless technologies. This document outlines the terms of the planned partnership agreement and constitutes a non-binding Letter of Intent (LOI).

1. CSI will purchase $1,000,000 of USWD restricted stock through a private placement. Shares of this stock will be priced at 3.0208 less 10 percent. This price is based on the average market closing price for the three days prior to Friday, September 25, 1998. The price is contingent on issuing a joint announcement on Wednesday, September 30, 1998, and the completion of a definitive agreement by October 31, 1998.

2. USWD and CCSI will simultaneously issue a press release regarding our agreement to become strategic partners based on this LOI.

3. CSI agrees to promote the joint products and services within its own markets and within other FDC organizations.

4. USWD agrees to aggressively promote joint products and services, such as LinkPoint terminals, with other acquirers, and to enable referrals originating from USWD's carrrier relationships (e.g., GTE). Historically, carrier referrals have generated a large number of merchant contracts without normal levels of selling expense.

5. CSI agrees to produce LinkPoint terminals using USWD's Wireless Express Payment Service. Payment for the Wireless Express Payment Service includes monthly service fees, one-time set-up fees, and transaction fees along the lines previously discussed.

6. USWD agrees to give CSI "most favored" pricing with respect to the Wireless Express Payment Service. CSI agrees give USWD "most favored" pricing for its LinkPoint terminals.

7. In the definitive agreements, USWD will provide CSI with sufficient protection provisions with respect to insuring that processing services provided by USWD and its vendors to the strategic partnership will continue without interruption. As such, USWD contemplates addressing the following issues: 1) conveying intellectual property rights to CSI for the purposes of manufacturing CDPD modems and wireless terminals: 2) assumption of USWD communication contracts and facilities by CSI; 3) failure of USWD to meet its financial obligations; and 4) the assignability of USWD's agreements with certain telecommunication carriers to CSI.

8. USWD will present a plan, acceptable to CSI, for dealing with the convertible preferred shares.


9. USWD and CSI will use best efforts to finalize and implement a definitive agreement.


U.S. WIRELESS DATA Inc.                     Cardservice International, Inc.

By:                                         By:

/s/ Roger L. Peirce                         /s/ Chuck Burtzloff
-------------------                         -------------------
Chairman and CEO                            President and CEO
Dated: September 30, 1998                   Dated: September 30, 1998